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               		     SECURITIES AND EXCHANGE COMMISSION
			                         Washington, DC 20549


                           				SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                    			    (Amendment No. 1 )*

                    			      CTL Credit, Inc.
			                          (Name of Issuer)
			                          	 Common Stock
			                   (Title of Class of Securities)

                          				  126435106
	                          			(CUSIP Number)

         	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	                115 South Jefferson Road, Whippany, NJ 07981
			                           (201) 739-2202
	               	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           				June 19, 1996
           	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  126435106

                          				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
							                                            (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
							                                          	      [ X ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                  		7       SOLE VOTING POWER:

                         			0

	                  	8       SHARED VOTING POWER:

                         			0

	                  	9       SOLE DISPOSITIVE POWER:

                         			0

 	                 	10      SHARED DISPOSITIVE POWER:

                         			0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                         		0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                         	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                          		 0.0

14      TYPE OF REPORTING PERSON*:
	       BD

                			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of CTL
Credit, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

    	The aggregate amount of funds used in making the purchases of 40,000 shares of Common Stock of the Issuer referred to in Item 5(c) hereof was approximately $700,000.00.


Item 5:  Interest in Securities of the Issuer (as of 6/19/96)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

	(e)	On June 19, 1996, Bay View Capital Corp. announced it had completed its acquisition of CTL Credit, Inc.  Pursuant to the terms of the acquisition,
     Bay View purchased CTL Credit, Inc. for $18 per common share.  Accordingly,
     Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on June 19, 1996.




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Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:  6/26/96                                    BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
					                                             	Senior Managing Director







                         APPENDIX I                           Page 5
                   BEAR, STEARNS & CO. INC.

                   CTL Credit, Inc.
                   Trading from 5/8/96 through 6/19/96

    DATE    QUANTITY    DESCRIPTION    PRICE / ENTRY     AMOUNT


   6/19/96   191400  CTL Credit, Inc.    Tendered
   6/12/96     1000  CTL Credit, Inc.     17.8750        17875.00
   6/12/96    -1000  CTL Credit, Inc.     18.1250       -18125.00
    6/3/96    -1000  CTL Credit, Inc.     17.7500       -17750.00
   5/20/96    20500  CTL Credit, Inc.     17.5000       358750.00
   5/17/96     7500  CTL Credit, Inc.     17.5650       131737.50
   5/17/96    10000  CTL Credit, Inc.     17.5000       175000.00
   5/17/96    -7200  CTL Credit, Inc.     17.6250      -126900.00
   5/14/96     1000  CTL Credit, Inc.     17.6250        17625.00
   5/14/96    -1000  CTL Credit, Inc.     17.9350       -17935.00
















                         APPENDIX I                           Page 6
                   BEAR, STEARNS & CO. INC.
                   (Various Discretionary Accounts)
                   (Aggregate Transactions)

                   CTL Credit, Inc.
                   Trading from 5/8/96 through 6/19/96

    DATE   QUANTITY    DESCRIPTION     PRICE / ENTRY     AMOUNT


   6/19/96    47000  CTL Credit, Inc.    Tendered